
March 7, 2011

<u>VIA U.S. Mail and Facsimile</u>

Carl Tedeschi
Chief Executive Officer
Cardio Vascular Medical Device, Corp.
12 Shaar Hagai Street
Haifa, Israel 34554

      Re: Cardio Vascular Medical Device, Corp.
              Item 4.01 Form 8-K
              Filed March 7, 2011
              File No. 000-52818

Dear Mr. Tedeschi:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated March 2, 2011

Item 4.01(a)

1. Please file a complete amendment to include the disclosures regarding any consultations up through the date of engagement as required by Item 304(a)(2) of Regulation S-K.

******

If you have any questions, please call Kristin Lochhead, Staff Accountant at (202) 551-3664 or me at (202) 551-3676. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief

Facsimile to: Jeff Stein, Esq.
                (516) 422-6286